[redacted]

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

10026373

19
3/5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE MADISON AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN SELF (770) 263-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, P.C.
(Name – *if individual, state last, first, middle name*)

2120 POWERS FERRY RD, SUITE 350 (Address) ATLANTA (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BTB 3/12

OATH OR AFFIRMATION

I, JONATHAN SELF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

WILLIAM C BRAND
NOTARY PUBLIC
Gwinnett County
State of Georgia
My Commision Expires 07/11/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
Financial Statements
For the Year Ended
December 31, 2009
With
Independent Auditor's Report

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Standard Chartered Securities (North America) Inc.

We have audited the accompanying balance sheet of Standard Chartered Securities (North America) Inc., as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Chartered Securities (North America) Inc., as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2010
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

	2009
Cash and cash equivalents	$ 6,892,946
Accounts receivable	75,000
Accounts receivable - related parties	1,952,497
Refundable income taxes	132,303
Prepaid expenses	11,527
Total Assets	$ 9,064,273

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 32,769
Due to related parties	558,925
Total Liabilities	591,694
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 1,000 shares issued and outstanding	10
Paid-in capital	1,277,180
Retained earnings	7,195,389
Total Stockholder's Equity	8,472,579
Total Liabilities and Stockholder's Equity	$ 9,064,273

The accompanying notes are an integral part of these financial statements.

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

	2009
REVENUES	
Agency sales commissions	$ 13,162,496
Total revenues	13,162,496
GENERAL AND ADMINISTRATIVE EXPENSES	
Fees to related parties	4,559,025
Other operating expenses	151,518
Total expenses	4,710,543
NET INCOME BEFORE INCOME TAXES	8,451,953
INCOME TAX EXPENSE	3,874,988
NET INCOME	$ 4,576,965

The accompanying notes are an integral part of these financial statements.

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

	2009
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,576,965
Adjustments to reconcile net income to net cash flows from operations:	
Increase in refundable income taxes	(132,303)
Increase in prepaid expenses	(6,836)
Increase in accounts receivable	(751,535)
Increase in accounts payable	31,789
Decrease in income taxes payable	(167,943)
Decrease in due to related parties	(701,258)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,848,879
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,848,879
CASH AND CASH EQUIVALENTS	
Beginning of period	4,044,067
End of period	$ 6,892,946
SUPPLEMENTAL CASH FLOW INFORMATION:	
Income taxes paid	$ 4,175,000

The accompanying notes are an integral part of these financial statements.

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2009

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2008	$ 10	$1,277,180	$2,618,424	$3,895,614
Net income			4,576,965	4,576,965
Balance, December 31, 2009	$ 10	$1,277,180	$7,195,389	$8,472,579

The accompanying notes are an integral part of these financial statements.

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Standard Chartered Securities (North America) Inc. (the "Company"), is a Delaware corporation and an agency broker registered with the U. S. Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority.

The Company was formed in 2008 upon receiving substantially all the assets, liabilities and operations of SCB Securities Limited, a UK company, and simultaneously acquiring a U.S based broker-dealer. The Company is a wholly-owned subsidiary of Standard Chartered Bank ("Parent") of the United Kingdom, as were the two entities acquired by and merged into the Company during 2008.

The Company acts as a distribution network for foreign securities into the U.S. marketplace for transactions structured by its Parent.

Basis of Accounting: The Company is a registered broker-dealer in the United States of America and the accompanying financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed insured limits.

Accounts Receivable: The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2009 are considered collectible and no allowance for doubtful accounts has been provided.

Income Taxes: The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS No. 109"). Under SFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Agency Sales Commissions Revenues: Agency sales commission revenues include fees from securities transactions, where some are fee/commissions for primary and private re-sale transactions and some are fees from apportion of syndicate activity. Agency sales commissions are recorded upon settlement. The underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

NOTE B — NET CAPITAL

The Company, as a registered agency broker, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $3,523,058, which was $3,273,058 in excess of its required net capital of $250,000.

NOTE C – RELATED PARTIES

The Company has expense sharing agreements with subsidiaries of the Parent. Under the agreements, the subsidiaries provide the Company with office facilities and other general and administrative support in exchange for monthly fees. The monthly fees are based on an allocation of the subsidiaries' expenses to the Company.

The agreements require monthly payments and total cost under the agreements for the year ended December 31, 2009 was approximately $4,560,000.

The payable to related parties at December 31, 2009 arises from the expense sharing agreements. All agency sales commissions were earned from sales of securities structured by the Parent and its subsidiaries.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE D – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$3,874,988
Deferred income tax expense	-
Income tax expense	$3,874,988

The current income tax expense represents U.S. federal, state and local income taxes, currently payable.

The Company's income tax expense does not differ significantly from the amounts computed by applying the combined federal and state income tax rates to earnings before income taxes.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return including positions that the organization is exempt from income taxes or not subject to income taxes on unrelated business income.

The Company adopted FIN 48 in its 2009 annual financial statements. Management has assessed the impact of FIN 48 on its financial position and results of operations and has determined that the adoption of FIN 48 has no material effect on its financial statements.

SUPPLEMENTAL INFORMATION

SCHEDULE I
STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2009

NET CAPITAL:

Total stockholder's equity	$8,472,579
Less nonallowable assets:	
Intercompany accounts	(2,752,207)
Prepaid expenses	(143,830)
Accounts receivable - related parties	(2,027,497)
	(4,923,534)
Net capital before haircuts	3,549,045
Less haircuts – foreign currency	25,987
Net capital	3,523,058
Minimum net capital required	250,000
Excess net capital	$3,273,058
Aggregate indebtedness, net of intercompany accounts	$ N.A.
Net capital based on aggregate indebtedness	$ N.A.
Ratio of aggregate indebtedness to net capital	N.A.

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2009

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5, as amended, and net capital as reported above.

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
Standard Chartered Securities (North America) Inc.

In planning and performing our audit of the financial statements of Standard Chartered Securities (North America) Inc., for the year ended December 31, 2009, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Standard Chartered Securities (North America) Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 22, 2010
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

STANDARD CHARTERED SECURITIES (NORTH AMERICA) INC. INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of Standard Chartered Securities (North America) Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Standard Chartered Securities (North America) Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Standard Chartered Securities (North America) Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Standard Chartered Securities (North America) Inc.'s management is responsible for the Standard Chartered Securities (North America) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2010
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066397 FINRA DEC
STANDARD CHARTERED SECURITIES
(NORTH AMERICA) INC 5*5
1 MADISON AVE
NEW YORK NY 10010-3603

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jonathan A. Self (770) 263-7300

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 25,548

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (10,352)
July 28, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 15,196

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 15,196

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Standard Chartered Securities (North America) Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of __________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,219,060
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 10,219,060
2e. General Assessment @ .0025	$ 25,548

(to page 1 but not less than $150 minimum)